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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ---------------------

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                   DAVIDSON DIVERSIFIED REAL ESTATE III, L.P.

                           (NAME OF SUBJECT COMPANY)

                       ERP OPERATING LIMITED PARTNERSHIP
                                    (BIDDER)

                         LIMITED PARTNERSHIP INTERESTS

                         (TITLE OF CLASS OF SECURITIES)

                                      NONE

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                          COPY TO:
            BRUCE C. STROHM, ESQ.                         BETH M. GOTTLIEB, ESQ.
     EQUITY RESIDENTIAL PROPERTIES TRUST                       HOLLEB & COFF
          TWO NORTH RIVERSIDE PLAZA                        55 EAST MONROE STREET
           CHICAGO, ILLINOIS 60606                        CHICAGO, ILLINOIS 60606
               (312) 474-1300                                 (312) 807-4600

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
                 $1,254,300                                       $250.86

* For purposes of calculating the filing fee only. Assumes the purchase of 678 Units at a purchase price equal to $1,850 per Unit in cash.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $216.96         Filing Party:  ERP Operating Limited Partnership
Form or Registration Number:  Schedule 14D-1  Date Filed:    December 2, 1999

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                                                               Page 2 of 4 pages

    This statement (the "Statement") constitutes Amendment No. 1 to the initial
Schedule 14D-1 of ERP Operating Limited Partnership ("ERP") relating to ERP's offer to purchase units of limited partnership interest and certain attendant litigation rights (the "Units") of Davidson Diversified Real Estate III, L.P. (the "Partnership"). The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 1-10.

    Except as follows, incorporated by reference from ERP's Offer to Purchase, the Letter of Transmittal and the Form of Letter to Unitholders, each dated December 2, 1999.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (b) This Schedule relates to the offer by ERP OPERATING LIMITED PARTNERSHIP (the "Purchaser") to purchase, in cash, up to 678 Units at a purchase price equal to $1,850 per Unit, less the amount of any distributions declared or made with respect to the Units between September 30, 1999 and January 19, 2000 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 2, 1999 (the "Offer Date") (as amended or supplemented from time to time, the "Offer to Purchase"), this amendment to the Offer to Purchase dated December 22, 1999, and the related Letter of Transmittal, copies of which are attached hereto as Exhibits as listed below. The Partnership had 1,011.5 Units issued and outstanding held by approximately 1,355 holders of Units (the "Unitholders") as of December 31, 1998, according to its Annual Report on Form 10-KSB. If the Purchaser were to purchase the 678 Units being offered for, it would own 67% of the outstanding Units.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

                           Offer to Purchase, dated December 2, 1999 (previously
(a)(1)                     filed).

(a)(2)                     Letter of Transmittal (previously filed).

                           Form of Letter to Unitholders, dated December 2, 1999
(a)(3)                     (previously filed).

(a)(4)                     Notice of Withdrawal (previously filed).

(a)(5)                     Supplement to Offer to Purchase, dated December 22, 1999.

(a)(6)                     Form of Letter to Unitholders, dated December 22, 1999.

(a)(7)                     Letter to Transmittal, dated December 22, 1999.

(a)(8)                     Notice of Withdrawal, dated December 22, 1999.

(b)-(f)                    Not Applicable.

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                                                               PAGE 3 OF 4 PAGES

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 1999
                                                       ERP OPERATING LIMITED PARTNERSHIP

                                                       By:    EQUITY RESIDENTIAL PROPERTIES TRUST,
                                                              GENERAL PARTNER

                                                       By:              /s/ BRUCE C. STROHM
                                                              --------------------------------------

                                                       Its:   EXECUTIVE VICE PRESIDENT, GENERAL
                                                              --------------------------------------
                                                              COUNSEL AND SECRETARY
                                                              --------------------------------------

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                                                               PAGE 4 OF 4 PAGES

                                 EXHIBIT INDEX

       EXHIBIT          DESCRIPTION
---------------------   -----------
(a)(1)                  Offer to Purchase, dated December 2, 1999 (previously
                        filed).

(a)(2)                  Letter of Transmittal (previously filed).

(a)(3)                  Form of Letter to Unitholders, dated December 2, 1999
                        (previously filed).

(a)(4)                  Notice of Withdrawal (previously filed).

(a)(5)                  Supplement to Offer to Purchase, dated December 22, 1999.

(a)(6)                  Form of Letter to Unitholders, dated December 22, 1999.

(a)(7)                  Letter to Transmittal, dated December 22, 1999.

(a)(8)                  Notice of Withdrawal, dated December 22, 1999.

(b)-(f)                 Not Applicable.